SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Tango Therapeutics, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
87583X109
(CUSIP Number)
Josh La Grange
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW, Washington, DC 20006
202-639-7497
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 16, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 87583X109	SCHEDULE 13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS
BCTG Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,988,450

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
6,988,450

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,988,450

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	See Item 5.

CUSIP No.: 87583X109	SCHEDULE 13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS
Boxer Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
8,198,642

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
8,198,642

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,198,642

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	See Item 5.

CUSIP No.: 87583X109	SCHEDULE 13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS
Boxer Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
8,198,642

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
8,198,642

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,198,642

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	See Item 5.

CUSIP No.: 87583X109	SCHEDULE 13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS
Braslyn Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
26,961

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
26,961

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,961

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	See Item 5.

CUSIP No.: 87583X109	SCHEDULE 13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS
Joe Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
15,214,053

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
15,214,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,214,053

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	See Item 5.

CUSIP No.: 87583X109	SCHEDULE 13D	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS
MVA Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
693,524

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
693,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
693,524

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	See Item 5.

CUSIP No.: 87583X109	SCHEDULE 13D	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS
Aaron I. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
55,000

	8	SHARED VOTING POWER
693,524

	9	SOLE DISPOSITIVE POWER
55,000

	10	SHARED DISPOSITIVE POWER
693,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
748,524

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	See Item 5.

This Amendment No. 3 (“Amendment No. 3”) further amends and supplements the statement on Schedule 13D as amended by Amendment No. 2 filed on August 16, 2023 and Amendment No. 1 filed on January 4, 2022 by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), Joe Lewis, MVA Investors, LLC (“MVA Investors”), Aaron I. Davis, BCTG Holdings, LLC (“BCTG Holdings”), and, as its original filing on Schedule 13D regarding the Issuer, Braslyn Ltd. (“Braslyn) (together, the “Reporting Persons”), which, in respect of the Reporting Persons other than Braslyn, amended and supplemented the original statement on Schedule 13D filed by them on August 20, 2021 (as previously amended, the “Original Filing”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Filing.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended to add the following:
On October 13, 2023 and October 16, 2023, Boxer Capital, using funds on hand, purchased a total of 1,250,000 shares of Common Stock in open market transactions for an aggregate purchase price of $8,723,196.75.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:
All percentages are based on 101,738,444 shares of the Issuer’s Common Stock outstanding as of August 23, 2023 as set forth in the Issuer’s Prospectus filed with the SEC on September 1, 2023.
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 15,962,577 shares of Common Stock, representing 15.7% of the outstanding shares of Common Stock.
BCTG Holdings beneficially owns 6,988,450 shares of Common Stock which represents 6.9% of the outstanding Common Stock. Boxer Capital and Boxer Management beneficially own 8,198,642 shares of Common Stock which represents 8.1% of the outstanding Common Stock. Braslyn beneficially owns 26,961 shares of Common Stock which represents less than 0.1% of the outstanding Common Stock. Joe Lewis beneficially owns 15,214,053 shares of Common Stock which includes the shares of Common Stock beneficially owned by BCTG Holdings, Boxer Capital, and Braslyn and which represents 15.0% of the outstanding Common Stock. MVA Investors beneficially owns 693,524 shares of Common Stock which represents 0.7% of the outstanding Common Stock. Mr. Davis beneficially owns 748,524 shares of Common Stock which includes the shares of Common Stock beneficially owned by MVA Investors and which represents 0.7% of the outstanding Common Stock.
(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Common Stock owned by the Reporting Persons:
(i) Sole power to vote or to direct the vote:
    BCTG Holdings has the sole power to vote or to direct the vote of 6,988,450 shares of Common Stock. Mr. Davis has the sole power to vote or to direct the vote of 55,000 shares of Common Stock underlying Issuer options exercisable within 60 days.
(ii)              Shared power to vote or to direct the vote:
  Boxer Capital and Boxer Management have shared power to vote or to direct the vote of 8,198,642 shares of Common Stock. Braslyn has shared power to vote or to direct the vote of 26,961 shares of Common Stock. Joe Lewis has shared power to vote or to direct the vote of  15,214,053 shares of Common Stock. MVA Investors and Mr. Davis have shared power to vote or direct the vote of 693,524 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of:
  BCTG Holdings has the sole power to dispose or to direct the disposition of 6,988,450 shares of Common Stock. Mr. Davis has the sole power to dispose or to direct the disposition of 55,000 shares of Common Stock underlying Issuer options exercisable within 60 days.
(iv) Shared power to dispose or to direct the disposition of:
  Boxer Capital and Boxer Management have shared power to dispose or to direct the disposition of 8,198,642 shares of Common Stock. Braslyn has shared power to dispose or direct the disposition of 26,961 shares of Common Stock. Joe Lewis has shared power to dispose or direct the disposition of 15,214,053 shares of Common Stock. MVA Investors and Mr. Davis have shared power to vote or direct the vote of 693,524 shares of Common Stock.
(c) Other than as described herein, the Reporting Persons have not engaged in any transactions in the Common Stock in the past 60 days except for those sales by Boxer Capital and MVA Investors reported in a Form 4 filed on October 11, 2023 and those purchases by Boxer Capital reported in a Form 4/A filed on October 17, 2023.

(d) Other than as described herein and except as may result from indirect interests of investors in Boxer Capital, BCTG, and MVA Investors, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.
(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 17, 2023

BCTG HOLDINGS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Manager

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Paul Higgs
Name:	Paul Higgs
Title:	Director

BRASLYN LTD.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

AARON I. DAVIS

By:	/s/ Aaron I. Davis
Aaron I. Davis, Individually